

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 15, 2018

William R. Fitzgerald
Chief Executive Officer
Ascent Capital Group, Inc.
5251 DTC Parkway, Suite 1000
Greenwood Village, Colorado, 80111

> **Re: Ascent Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 8, 2017**
> **File No. 001-34176**

Dear Mr. Fitzgerald:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications